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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Name of Issuer:  Mecklermedia Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  584 007 108

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

                       Barry R. Feirstein
            Feirstein Capital Management Corporation
                  767 Third Avenue, 28th Floor
                    New York, New York 10017

     (Date of Event which Requires Filing of this Statement)

                             4/15/97

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this
statement [    ].  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.     584 007 108

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Barry R. Feirstein, SS# ###-##-####


2.  Check the appropriate box if a member of a group

    a.
    b.


3.  SEC Use Only


4.  SOURCE OF FUNDS

         WC


5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) of 2(e)


6.  Citizenship or Place of Organization

         U.S.


7.  Sole Voting Power

         500,000


8.  Shared Voting Power




9.  Sole Dispositive Power

         500,000


10. Shared Dispositive Power






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11. Aggregate Amount Beneficially Owned by Each Reporting Person

         500,000


12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*


13. Percent of Class Represented by Amount in Row (11)

         5.9%


14. Type of Reporting Person*

         IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
       TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                 AND THE SIGNATURE ATTESTATION.































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Item 1.  Security and Issuer

         No change.

Item 2. Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, the Reporting Person is deemed to

be the beneficial owner of 500,000 Shares.  The Shares are held by Feirstein Partners, L.P. (the "Partnership"), an investment limited partnership formed under the laws of Delaware, of which the Reporting Person is the managing member of the general

partner, and by Feirstein Offshore Fund, Inc. (the

"Corporation"), a British Virgin Islands corporation to which

Feirstein Capital acts as the investment manager.  All of the

Shares were purchased in open market transactions at an aggregate cost of $7,761,191.77.  The funds for the purchase of the Shares held in the Partnership came from capital contributions to the

Partnership by its general and limited partners.  The funds for the purchase of the Shares held by the Corporation came from the capital contributions of its shareholders.  The working capital of the Partnership and the Corporation includes the proceeds of margin loans entered into in the ordinary course of their

respective businesses with Goldman, Sachs & Co.

Item 4.  Purpose of Transaction

         No Change.






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Item 5.  Interest in Securities of the Issuer

         As of the date hereof, the Reporting Person is deemed to

be the beneficial owner of 500,000 Shares.  Based on information provided to the Reporting Person by the Company, as of March 31,

1997 there were believed to be 8,513,202 Shares outstanding.

Therefore, the Reporting Person is deemed to be the beneficial owner of 5.9% of the outstanding Shares. The Reporting Person has the power to vote and direct the vote and to dispose of or direct the disposition of all of the Shares of which he is currently deemed to be the beneficial owner.

         Set forth as Exhibit A hereto is a table showing the

transactions in the Shares that were effected by the Reporting

Person in the 60 days prior to April 15, 1997.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No Change.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that

were effected by the Reporting Persons in the 60 days prior to

April 15, 1997 is filed herewith as Exhibit A.














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         Signature

         The undersigned, after reasonable inquiry and to the

best of his knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.



April 25, 1997



                             /s/ Barry R. Feirstein
                             __________________________
                                 Barry R. Feirstein




































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                                                       Exhibit A



                    Schedule of Transactions



                   Number of Shares
Trade Date         Purchased or (Sold)   Price Per Share
__________         ___________________   _______________

3/5/97                21,900                 $29.4783
3/20/97               (7,500)                $26.25
4/4/97               (14,400)                $23.75
4/14/97              (27,500)                $24.625
4/15/97              (65,500)                $24.9017
4/16/97               (7,000)                $25.875



































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